SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Item 8.01 Other Events.

On July 26, 2017, BioLineRx Ltd. (the “Company”) issued a press release announcing that it has entered into a definitive agreement with BVF Partners L.P. (“BVF”) pursuant to which BVF has agreed to purchase 8,495,575 American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs, for an aggregate total purchase price of $9,600,000.  The Series A warrants have an exercise price of $2.00 per ADS and are exercisable starting from the issuance date for a term of four years.  The Series B warrants have an exercise price of $4.00 per ADS and are exercisable starting from the issuance date for a term of four years.  The securities were offered pursuant to a prospectus as a direct placement. A copy of the press release announcing the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The following Exhibit is filed as part of this report:

Exhibit No.	Description of Exhibit
99.1	Press release dated July 26, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: July 26, 2017